SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)
Tender Offer Statement under
Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(AMENDMENT NO. 3)

OPTIBASE LTD.
(Name of Subject Company (Issuer))

THE CAPRI FAMILY FOUNDATION
SHLOMO (TOM) WYLER
ROUVEN SCHWARZ
(Name of Filing Person (Offeror))

ORDINARY SHARES, PAR VALUE NIS 0.65 PER SHARE
(Title of Class of Securities)

M7524R116
(CUSIP Number of Class of Securities)
Rouven Schwarz
Arthur Rubinstein Street 3/38
Tel Aviv 6967117, Israel
Telephone: +972-54-690-9224
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Boaz Noiman, Adv. Sharon Rosen, Adv. FISCHER (FBC & Co.) 146 Menachem Begin Street Tel Aviv 6492103, Israel Telephone: +972-3-694-4111	Andris Vizbaras, Esq. Carter Ledyard & Milburn LLP 2 Wall Street New York, NY 10005 Telephone: (212) 238-8698

CALCULATION OF FILING FEE

Transaction Valuation* $11,906,147	Amount of Filing Fee** $1,104
*	For purposes of calculating the filing fee only, this amount is based on the offer to purchase 941,942 ordinary shares of Optibase Ltd. at a purchase price of $12.64 cash per share.
**
The amount of the filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory # 1 for Fiscal Year 2022 issued by the Securities and Exchange Commission, by multiplying the transaction valuation by 0.00009270.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,104 Form or Registration No.: SC TO-T	Filing Party: The Capri Family Foundation Shlomo (Tom) Wyler Date Filed: February 15, 2022 February 18, 2022
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transaction to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☒	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends the combined Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO filed by The Capri Family Foundation, a foundation organized under the laws of the Republic of Panama (the “Bidder”), and Shlomo (Tom) Wyler, as previously amended (this “Schedule TO”), and relates to the offer by the Bidder to purchase 941,942 outstanding ordinary shares, nominal (par) value NIS 0.65 per share (the “Shares”), of Optibase Ltd. (“Optibase”), not already owned by the Bidder group, at $12.64 per Share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms of, and subject to the conditions to, the Offer to Purchase, dated February 15, 2022 (the “Offer to Purchase”) and the related Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, as amended previously and hereby, constitute the “Offer”).

This Amendment is being filed to amend and supplement the Items set forth below.  The information set forth in the Offer to Purchase and the related Letter of Transmittal, and any schedules attached thereto, is hereby expressly incorporated herein by reference in response to all of the items of Schedule TO, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined have the meaning ascribed to such terms in the Offer to Purchase.

Amendments to Schedule TO and Offer to Purchase

The Offer to Purchase and Items 1 through 9, Item 11 and Item 13 of the Schedule TO, to the extent such Items incorporate by reference the following information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

1.            The first question and answer in the Summary Term Sheet of the Offer to Purchase is hereby amended and replaced in its entirety as follows:

WHO IS OFFERING TO BUY MY SECURITIES?

•	We are The Capri Family Foundation, a foundation organized under the laws of the Republic of Panama. See Introduction and Section 17 – “Information Concerning the Bidder Group.”

•
Mr. Shlomo (Tom) Wyler personally holds 159,218 Optibase Shares, or approximately 3.1% of the outstanding Optibase Shares, making him the next largest holder of Optibase Shares after Capri, and we consulted with him about the terms and conditions of our offer. Mr. Wyler, directly or through entities that he controlled, transferred to us a portion of the Optibase Share that we hold, and our beneficiaries, as a foundation, are the children and grandchildren of Mr. Wyler. Because of these connections, our offer may be deemed in part to be structured by or made on behalf of Mr. Wyler. For clarity, Mr. Wyler disclaims control of us or beneficial ownership of the Optibase Shares that we hold.

•
Mr. Rouven Schwarz serves on our board of trustees and helped to structure our offer. He also serves on the board of directors of Optibase and may be deemed an affiliate of Optibase. Mr. Wyler is the father in law of Mr. Schwarz.

•	In this offer to purchase we refer to Mr. Wyler, Mr. Schwarz and ourselves collectively as our “bidder group.”

2.            The thirteenth question and answer in the Summary Term Sheet of the Offer to Purchase is hereby amended by adding the following at the end thereof:

•
In addition, under U.S. law, tendered Optibase Shares may be withdrawn at any time after 60 days from the date of the commencement of the offer if the Optibase Shares have not yet been accepted for payment by us.

3.            Section 1 of the Offer to Purchase hereby is amended by replacing the third paragraph thereof in its entirety with the following:

Mr. Shlomo (Tom) Wyler personally holds 159,218 Optibase Shares, or approximately 3.1% of the outstanding Optibase Shares, making him the next largest holder of Optibase Shares after Capri, and we consulted with him about the terms and conditions of our offer. Mr. Wyler, directly or through entities that he controlled, transferred to us a portion of the Optibase Share that we hold, and our beneficiaries, as a foundation, are the children and grandchildren of Mr. Wyler. Because of these connections, our offer may be deemed in part to be structured by or made on behalf of Mr. Wyler. For clarity, Mr. Wyler disclaims control of us or beneficial ownership of the Optibase Shares that we hold.

Mr. Rouven Schwarz serves on our board of trustees and helped to structure our offer. He also serves on the board of directors of Optibase and may be deemed an affiliate of Optibase. Mr. Wyler is the father in law of Mr. Schwarz.

In this offer to purchase we refer to Mr. Wyler, Mr. Schwarz and ourselves collectively as our “bidder group.”

4.            Section 1 of the Offer to Purchase hereby is amended by replacing the paragraph thereof starting with the words, “Capri has entered into an agreement,” with the following:

Capri has entered into an agreement (the “Indemnification Agreement”) to indemnify each director and officer of Optibase and its subsidiaries serving in such capacity at the time of the completion of the offer (other than Mr. Shlomo (Tom) Wyler), up to $7,500,000 (the “Limit Amount”) with respect to all indemnitees, from any liability or expense in connection with any act or omission performed in his or her capacity as a director or officer of Optibase prior to the completion of the offer (the “Effective Time”). We have filed the Indemnification Agreement as an exhibit to the Schedule TO and Optibase shareholders may refer to it for the full terms and conditions of the Indemnification Agreement.  According to the terms of the Indemnification Agreement:

•	The payments to be made under the Indemnification Agreement shall be paid by Capri to an indemnitee no later than 15 days after Capri receives a written demand from an indemnitee.
•
If the Limit Amount is insufficient to cover all the indemnity amounts payable with respect to all indemnitees, then such amount shall be allocated to such indemnitees pro rata according to the percentage of their culpability, as finally determined by a court in the relevant claim, or, absent such determination or in the event such persons are parties to different claims, based on an equal pro rata allocation among such indemnitees.

•	Capri’s obligation to indemnify the indemnitees shall be for any claim arising during a period of seven years following the Effective Time.
•
To secure its indemnification obligations under the Indemnification Agreement, Capri shall: (1) deposit with an escrow agent (the “Escrow Agent”) an amount equal to $2 million, for the benefit of the indemnitees; and (2) register a first ranking mortgage in the name of the Escrow Agent, for the benefit of the indemnitees, over an apartment with a value of NIS 5 million, as specified in the Indemnification Agreement.

•
If Capri does not consent to a settlement that would have resulted in all indemnifiable liability and expenses of the indemnitees to be less than the Limit Amount, then the Limit Amount will increase to US$10,000,000 and Capri shall deposit with the Escrow Agent an additional $500,000.

In the event of the commencement of any action, suit or proceeding that may give rise to a indemnification claim of an indemnitee in an amount that is in excess of $1 million, then within 30 days of Capri’s receipt of the notice of an indemnitee regarding such proceedings, Capri shall deposit with the Escrow Agent an additional $500,000, for the benefit of the indemnitees, and shall provide the Escrow Agent a bank guarantee in the amount of $1 million, issued by an Israeli bank.

5.            Section 4 of the Offer to Purchase hereby is adding the following after the second paragraph thereof:

Under the service agreement, Mr. Schwarz provides Optibase with real estate related consulting services, including: (i) searching, introducing and advising Optibase on real estate transactions, (ii) advising and negotiating with banks and financing institutions, and (iii) advising Optibase on its financing agreements, all as requested by Optibase from time to time and at its sole discretion. In consideration for such services, Optibase pays Mr. Schwarz a fee of EURO 4,000  (approximately $4,373) per month plus value added tax (if applicable), and Optibase reimburses Mr. Schwarz for expenses incurred as part of the services provided by him, up to EURO 12,000 (approximately $13,118) per year. The service agreement will remain in effect until November 1, 2022 unless earlier terminated by either party upon 30 days’ prior written notice.

6.            Section 7 of the Offer to Purchase hereby is amended by adding the following at the end thereof:

Capri may not acquire additional Optibase Shares that will increase its holdings to more than 90% of the voting rights or the issued and outstanding share capital of Optibase except through an offer for all outstanding Optibase Shares. Under the Israeli Companies Law, a person who wishes to acquire shares of a public Israeli company and who would as a result hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class).  If either -

•
the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest (within the meaning of the Israeli Companies Law) in the acceptance of the tender offer; or

•	the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), then by operation of the Israeli Companies Law, without further action by any person, the bidder automatically thereby will acquire the shares held by any persons who did not tender into the offer. Conversely, if neither of these conditions is satisfied, then the bidder may not acquire any shares in the offer.

7.            Section 8 of the Offer to Purchase hereby is amended by replacing the first paragraph thereof under the heading “Summary of Financial Analysis” with the following:

In connection with the evaluations MNS Consulting performed a variety of financial analyses. The following summarizes the financial analyses performed by MNS Consulting. The financial analyses undertaken by MNS Consulting have been with respect to a proposed purchase of a minority interest. The transaction premium in a “change of control” transaction might be significantly different.

8.            Section 8 of the Offer to Purchase hereby is amended by replacing the portion thereof beginning with the words “Optibase has deferred tax liabilities” through the end of Section 8 with the following:

Optibase has deferred tax liabilities (which it generally must pay) and loss carry-forwards (which may reduce its tax liabilities). MNS Consulting considered these deferred taxes and loss carry-forwards as part of its evaluations of Optibase. MNS Consulting determined that the value of the deferred tax liabilities of Optibase is approximately $8.2 million and the value of the loss carry-forwards of Optibase is approximately $2.2 million. As part of its evaluations of Optibase, MNS Consulting adjusted the balance sheet of Optibase by adding the value of the tax loss carry-forwards and subtracting the value of the deferred tax liabilities.

MNS Consulting also determined, as a liability, the terminal value of the general and administrative expenses of Optibase by applying a discount rate of 4.5% to expenses recorded in 2020 and the first nine months of 2021. The discount rate of 4.5% is approximately the weighted average of the discount rates used by Wuest Partner in their valuations of two of the principal assets of Optibase, the CTN Complex and the Rümlang property, as set out in the Property Valuations for those properties. MNS Consulting estimated the fair value of this liability, net of the associated tax benefit, as $48.2 million, and subtracted this amount as part of its evaluations of Optibase.

MNS Consulting determined that the average market price per Optibase Share was as follows, in each case for the period ended February 14, 2022:

•	$11.12 during the preceding one-year period,
•	$11.10 during the preceding six-month period, and
•	$12.20 during the preceding one-month period.

    In the view of MNS Consulting, these market prices are consistent with its calculation of the net asset value of each Optibase Share, which is $12.64.

Based on the foregoing, in its second evaluation, MNS Consulting estimated that the fair value of each Optibase Share is $12.64, and in its fairness opinion, MNS Consulting stated that the Offer Price of $12.64 per Optibase Share is fair, from a financial point view, to the holders of Optibase Shares who are not affiliated with Optibase.

9.            Section 9 of the Offer to Purchase hereby is amended by replacing the fourth paragraph thereof in its entirety with the following:

If the minimum condition is satisfied and we purchase all tendered shares, then by operation of the Israeli Companies Law, without further action by any person, we automatically thereby will acquire the Optibase Shares held by any persons who did not tender into the offer and will be obligated to pay the Offer Price to those holders. We refer to this possible result of the offer as the “Compulsory Acquisition.” We will acquire those Optibase Shares immediately upon consummation of the offer, without further action by any person, and we will become obligated immediately upon consummation of the offer to pay the Offer Price, $12.64 per Optibase Share, to the former holders of those shares. Promptly upon consummation of the offer we will mail a form of letter of transmittal to former holders who did not tender in the offer, which those holders may use to direct our payment to them. Former shareholders will have until 180 days after consummation of the offer to claim payment in connection with the Compulsory Acquisition. Payments in connection with the Compulsory Acquisition will be subject to Israeli withholding tax to the same extent as payments to holders who tender their Optibase Shares in the offer, and the letter of transmittal and related materials that we will distribute in connection with the Compulsory Acquisition will include instructions that former shareholders should follow in order to determine the withholding tax on such payments.  See the “Section 13. Material U.S. Federal Income Tax and Israeli Income Tax Consequences – Material Israeli Tax Consequences – Israeli Withholding Tax.”

10.          Section 12 of the Offer to Purchase hereby is amended by adding the following at the end of the first paragraph thereof:

              In addition, under U.S. law, tendered Optibase Shares may be withdrawn at any time after 60 days from the date of the commencement of the offer if the Optibase Shares have not yet been accepted for payment by us.

11.          Section 19 of the Offer to Purchase hereby is amended by replacing subsection (b) thereof it its entirety with the following:

      (b) At any time on or after commencement of the offer and prior to 10:00 a.m., New York time, or 5:00 p.m., Israel time, on the Expiration Date any of the following “events” shall have occurred, provided that we did not know and could not have known of, such an event, on the date of this offer to purchase and such “event”  would have been material to a reasonable offeror on the date of this offer to purchase:

•
Any action taken, or any statute, rule, regulation, legislation, interpretation, judgment, order or injunction enacted, enforced, promulgated, amended, issued or deemed applicable to the offer, by any legislative body, court, government or governmental, administrative or regulatory authority or agency of competent jurisdiction, domestic or foreign;

•	any action or proceeding instituted or pending by any governmental entity or third party before a court or other authority of competent jurisdiction, domestic or foreign;
•
any change that has or will have occurred (or any development that has or will have occurred involving prospective changes) in the business, assets, liabilities, conditions (financial or otherwise), prospects or results of operations of Optibase that has, or could reasonably be expected to have, in our reasonable discretion, a material adverse effect on Optibase;

•	any general suspension of trading in securities on Nasdaq or the TASE;
•
a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Israel (whether or not mandatory) or a material limitation (whether or not mandatory) by any governmental entity on the extension of credit by banks or other lending institutions, that could  have a material adverse effect on us or on Optibase;

•	in the case of any of the foregoing existing at the time of the commencement of the offer, a material escalation or the worsening thereof;
•	any change in the general political, market, economic or financial conditions in the United States, Israel or abroad that could, have a material adverse effect on us or on Optibase; or
•
a tender offer or exchange offer for any or all of Optibase Shares, or any merger, acquisition, business combination or other similar transaction with or involving Optibase or any of its subsidiaries, shall have been proposed, announced or made by any other person or has been publicly disclosed.

12.           Section 19 of the Offer to Purchase hereby is amended by replacing the portion thereof starting with the words, “The foregoing conditions,” through the end of Section 19 with the following:

    The foregoing conditions may be asserted by us regardless of the circumstances giving rise to any such conditions so long as they are not caused exclusively by any action or inaction of any member of the bidder group, and, in the case of clause (b) above, subject to applicable law, may be waived by us in whole or in part at any time and from time to time until the Expiration Date (as may be extended, subject to applicable law), in each case, in the exercise of our reasonable judgment. If a condition is triggered by events that occur during the offer period and before the expiration of the offer, we promptly will inform holders of Optibase Shares how we intend to proceed.

    All of the conditions of the offer must be satisfied or waived before the Expiration Date. If we waive or materially change a condition we will publicly announce the waiver or change and, if required by law, extend the Expiration Date.

    Should the offer be terminated pursuant to the foregoing provisions, all tendered Optibase Shares shall be returned by the Depositaries to the tendering shareholders no later than three U.S. business days following the termination of the offer.

The offer is not conditioned on the availability of financing or the approval of the board of directors of Optibase.

13.          Schedule I to the Offer to Purchase hereby is amended by replacing the entry for Rouven Schwarz in its entirety with the following:

              Mr. Schwarz joined the board of directors of Optibase in July 2014 and joined the board of trustees of Capri in June 2020. Under a service agreement with Optibase, since 2013, Mr. Schwarz has provided real estate related consulting services to Optibase which include searching, introducing and advising Optibase on real estate transactions, advising and negotiating with banks and financing institutions and advising Optibase on its financing agreements. Since 2012, Mr. Schwarz has served as a real estate manager for a private company. From 2008 through 2012 Mr. Schwarz has served as a manager for Centris Capital AG. From 2006 through 2008 Mr. Schwarz has served as a banker for Meinl Bank AG, Vienna. Mr. Schwarz holds a Magister (MA) degree from the University of Economic and Business Administration Vienna, Austria. The business address of Mr. Schwarz is 8 Hamenofim Street Herzliya 4672559, Israel. He is a citizen of Austria.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended by amending the footnote to Exhibits (c)(1) and (c)(2) as follows:

NO.	DESCRIPTION
(c)(1)	Valuation Report, dated December 31, 2021, of Wuest Partner AG regarding the commercial property of Optibase at Chemin des Aulx, Switzerland.**
(c)(2)	Valuation Report, dated February 1, 2022, of Wuest Partner AG regarding the commercial property of Optibase at Rümlang, Switzerland.**

**	Previously filed solely as an exhibit to the Tender Offer Statement on Schedule TO filed by the Bidder and incorporated by reference as an exhibit to the Schedule 13E-3 filed by the Bidder.

SIGNATURES

After due inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

THE CAPRI FAMILY FOUNDATION By: /s/ Andreas Kothgasser Name: Andreas Kothgasser Title: Trustee
/s/ S. T. Wyler Shlomo (Tom) Wyler
/s/ Rouven Schwarz Rouven Schwarz

Dated:  March 8, 2022

EXHIBIT INDEX

NO.	DESCRIPTION
(a)(1)(A)	Offer to Purchase, dated February 15, 2022.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Form of Notice of Guaranteed Delivery*
(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Declaration Form (“Declaration of Status for Israeli Income Tax Purposes”).*
(a)(5)(A)	Text of Press Release issued by the Bidder on February 15, 2022.*
(a)(5)(B)	Form of Cover of ‘Mifrat’ filed with the Israel Securities Authority.*¶
(a)(5)(C)	Form of Acceptance Notice filed with the Israel Securities Authority.*¶
(a)(5)(D)	Text of Press Release issued by the Bidder on February 18, 2022.*
(a)(5)(E)	Text of Press Release issued by the Bidder on February 23, 2022.*
(b)(1)	Confirmation of Framework Credit Limit, dated February 8, 2019, between Credit Suisse (Switzerland) Ltd. and the Bidder. §
(b)(2)	General Deed of Pledge, dated September 21, 2018, by the Bidder in favor of Credit Suisse (Switzerland) Ltd. §
(c)(1)	Valuation Report, dated December 31, 2021, of Wuest Partner AG regarding the commercial property of Optibase at Chemin des Aulx, Switzerland.**
(c)(2)	Valuation Report, dated February 1, 2022, of Wuest Partner AG regarding the commercial property of Optibase at Rümlang, Switzerland.**
(c)(3)	Valuation Reports, dated March 2021, of Florida House Appraisers, regarding 24 residential condominium units of Optibase in Miami, Florida.§
(c)(4)	Financial analysis of MNS Consulting, dated October 2021.§
(c)(5)	Initial Evaluation of MNS Consulting, dated November 30, 2021.§
(c)(6)	Updated Evaluation of MNS Consulting, dated February 14, 2022.*
(c)(7)	Fairness Opinion of MNS Consulting Ltd., dated February 22, 2022.*
(d)	Indemnification Agreement, dated November 30, 2021, by the Bidder in favor of the directors and officers of Optibase.§
(e)	Not applicable.
(f)	Sections 337 and 338 of the Israeli Companies Law.*
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed.
**	Previously filed solely as an exhibit to the Tender Offer Statement on Schedule TO filed by the Bidder and incorporated by reference as an exhibit to the Schedule 13E-3 filed by the Bidder.
§	Incorporated by reference to the Tender Offer Statement on Schedule TO filed by the Bidder on December 1, 2021.
¶	English translation from Hebrew.